DIRTT Environmental Solutions Ltd.

7303 30th Street S.E.

Calgary, Alberta, Canada T2C 1N6

November 22, 2023

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	DIRTT Environmental Solutions Ltd.
Registration Statement on Form S-1 (as amended)
File No. 333-275172

Ladies and Gentlemen:

On behalf of DIRTT Environmental Solutions Ltd., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:30 P.M., Washington, D.C. time, on November 24, 2023, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860 and that such effectiveness also be confirmed in writing. Thank you for your assistance in this matter.

[Signature Page Follows]

United States Securities and Exchange Commission

November 22, 2023

Very truly yours,

DIRTT Environmental Solutions Ltd.

By:	/s/ Benjamin Urban
Name:	Benjamin Urban
Title:	Chief Executive Officer

cc:	Fareeha Khan, Chief Financial Officer

Robert L. Kimball, Vinson & Elkins L.L.P.

[Signature Page to Company Acceleration Request]